vtech

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF196-03/02/ws
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN / Winnie SO)

02042308

27th June, 2002

By courier

02 JUL -1 AM 11:45

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of VTech Holdings Limited dated 26th June, 2002 as published in an English newspaper in Hong Kong on 27th June, 2002 for your filing.

Yours faithfully

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF PRELIMINARY RESULTS
FOR THE YEAR ENDED 31ST MARCH 2002

PERFORMANCE HIGHLIGHTS

- Group turnover decreased 28.1% to US$959.8 million
- Net profit of US$11.2 million
- Improved balance sheet
- New initiative of customer-centric approach

The directors of VTech Holdings Limited announce the audited results of the Company and its subsidiaries and associates for the year ended 31st March 2002 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31st March 2002 *US$ million*	2001 *US$ million*
Turnover	1	**959.8**	1,334.9
Cost of sales		**(671.0)**	(1,013.6)
Gross profit		**288.8**	321.3
Selling and distribution costs		**(153.8)**	(275.2)
Administrative and other operating expenses		**(65.0)**	(69.2)
Research and development expenses		**(33.0)**	(66.6)
Restructuring and impairment charges	3	**(14.0)**	(110.4)
Operating profit/(loss)	2	**23.0**	(200.1)
Net finance costs	4	**(8.6)**	(12.5)
Share of results of associates		**(0.5)**	(0.5)
Profit/(loss) before taxation		**13.9**	(213.1)
Taxation	5	**(2.6)**	(1.8)
Profit/(loss) after taxation		**11.3**	(214.9)
Minority interest		**(0.1)**	(0.1)
Profit/(loss) attributable to shareholders	7	**11.2**	(215.0)
Earnings/(loss) per share (in US cents)	6		
— Basic		**5.0**	(96.7)
— Diluted		**5.0**	(96.7)

NOTES TO THE FINANCIAL STATEMENTS

1. SEGMENT INFORMATION

The Group's operations comprise two main business segments: telecommunication and electronic products, and e-Business related services. Telecommunication and electronic products include the design, manufacture and distribution of telecommunication, electronic learning, information appliances, and other electronic products. e-Business related services include the provision of web services, learning web, and other e-Business related activities.

Turnover represents the amounts received and receivable for sale of goods and rendering of services to third parties.

Primary reporting format — business segments

	Turnover		Operating profit/(loss)	
	2002	2001	**2002**	2001
	US$ million	*US$ million*	***US$ million***	*US$ million*
Telecommunication and electronic products	**957.7**	1,333.9	**30.9**	(183.7)
e-Business related services	**2.1**	1.0	**(6.1)**	(15.0)
Unallocated corporate services	—	—	**(1.8)**	(1.4)
	959.8	1,334.9	**23.0**	(200.1)

Secondary reporting format — geographical segments

Although the Group's two business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

USA and Mexico — the operations are principally the distribution of telecommunication and electronic consumer products.

Europe — the operations are principally the distribution of electronic consumer products.

Asia Pacific — the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Turnover		Operating profit/(loss)	
	2002	2001	**2002**	2001
	US$ million	*US$ million*	***US$ million***	*US$ million*
USA and Mexico	**747.0**	1,047.2	**15.7**	(156.9)
Europe	**148.5**	181.6	**17.1**	(10.0)
Asia Pacific	**37.9**	51.0	**(7.2)**	(36.1)
Others	**26.4**	55.1	**(2.6)**	2.9
	959.8	1,334.9	**23.0**	(200.1)

2. OPERATING PROFIT/(LOSS)

The operating profit/(loss) is arrived at after charging/(crediting) the following:

	2002	2001
	US$ million	*US$ million*
Depreciation charges		
— owned assets	**33.6**	44.5
— leased assets	**0.2**	—
Amortization of leasehold land payments	**0.1**	0.1
Loss on disposal of tangible assets	**2.0**	1.2
Recognition of negative goodwill	—	(31.9)
Amortization of goodwill	—	0.3

3. RESTRUCTURING AND IMPAIRMENT CHARGES

The Group launched a comprehensive restructuring plan in March 2001. Details of the plan have been provided in the annual financial statements for the year ended 31st March 2001. The restructuring and impairment charges during the year predominantly comprise the full provision for the closure costs and impairment charges associated with the disposal of the Mexican factories, scale down of e-Business related services and additional provision for the reorganization costs of the information appliances business unit.

	2002 *US$ million*	2001 *US$ million*
Severance payments	—	36.0
Impairment of intangible assets	—	25.2
Impairment of tangible assets and assets held for sale	3.6	17.2
Write-down of discontinued stocks	1.7	17.1
Other closure and termination costs	8.7	14.9
	14.0	110.4

4. NET FINANCE COSTS

	2002 *US$ million*	2001 *US$ million*
Interest expense		
Wholly repayable within five years:		
Bank loans and overdrafts	11.4	14.8
Finance leases	0.1	—
Not wholly repayable within five years:		
Bank loans	0.1	0.9
Interest income	(3.0)	(3.2)
	8.6	12.5

5. TAXATION

	2002 *US$ million*	2001 *US$ million*
Hong Kong profits tax	1.7	0.9
Overseas tax	0.9	0.7
Deferred tax	—	0.2
	2.6	1.8

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

6. EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the Group's profit attributable to shareholders of US$11.2 million (2001: loss of US$215.0 million).

The basic earnings/(loss) per share is based on the weighted average of 225.3 million (2001: 222.4 million) ordinary shares in issue during the year. The diluted earnings/(loss) per share is based on 225.3 million ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the weighted average number of ordinary shares deemed to be issued at no consideration if all outstanding share options and warrants had been exercised at 31st March 2002. No ordinary shares are deemed to be issued at no consideration during the year.

7. RESERVES

	2002 *US$ million*	2001 *US$ million*
Share premium	74.3	74.2
Other properties revaluation reserve	6.6	10.7
Investment properties revaluation reserve	—	—
Revenue reserve	4.2	(9.8)
Exchange reserve	(6.6)	(6.4)
Hedging reserve	(0.4)	—
	78.1	68.7

An analysis of movements in reserves is set out below:

	2002 *US$ million*	2001 *US$ million*
Share premium		
Brought forward	74.2	46.0
Shares issued on the acquisition of a subsidiary	—	12.4
Shares issued in lieu of scrip dividend	—	15.8
Placing of shares	0.1	—
Carried forward	74.3	74.2
Other properties revaluation reserve		
Brought forward		
— as previously reported	10.7	11.5
— effect of adopting IAS40	(0.1)	—
— as restated	10.6	11.5
Impairment charge	(1.6)	—
Transfer of properties previously revalued to assets held for sale	(0.1)	—
Disposal of properties previously revalued	(2.7)	(0.8)
Deferred tax reversed upon disposal of a property previously revalued	0.4	—
Carried forward	6.6	10.7
Investment properties revaluation reserve		
Brought forward		
— as previously reported	1.0	1.0
— effect of adopting IAS40	(1.0)	(1.0)
As restated and carried forward	—	—
Revenue reserve		
Brought forward		
— as previously reported	(11.0)	230.1
— effect of adopting IAS 40	1.2	1.2
— as restated	(9.8)	231.3
Profit/(loss) attributable to shareholders	11.2	(215.0)
Final dividends paid	—	(26.9)
Disposal of properties previously revalued	2.7	0.8
Transfer of properties previously revalued to assets held for sale	0.1	—
Carried forward	4.2	(9.8)
Exchange reserve		
Brought forward	(6.4)	(2.5)
Exchange translation differences	(0.2)	(3.9)
Carried forward	(6.6)	(6.4)
Hedging reserve		
Brought forward		
— as previously reported	—	—
— effect of adopting IAS 39	0.3	—
— as restated	0.3	—
Transfer to income statement	(0.3)	—
Fair value losses arising during the year	(0.4)	—
Carried forward	(0.4)	—

5

FINAL DIVIDENDS

The directors do not recommend the payment of a final dividend for the year ended 31st March 2002 to the shareholders.

MESSAGE TO SHAREHOLDERS

At our interim results announcement, I was able to report that after the major challenges of 2001 financial year, VTech had been able, through an aggressive restructuring, to return to a small but significant profit. I am pleased to say that the momentum has carried through, as our focus on rebuilding the bottom line and putting our finances on a much firmer footing saw further improvement to the income statement as well as the balance sheet.

The new structure should allow VTech now to move forward with a strategy that combines proven excellence in product development and cost-effective manufacturing with a new customer-centric approach that stresses the integral importance to our operations in supply chain management, market research, customer service, branding and marketing.

Back in Profit

In line with our strategy to focus on profitability, Group turnover declined 28.1% to US$959.8 million. This reflects a 18.7% reduction in sales of our telecommunication products, as we shifted our focus to the higher margin models. It also results from a decline in sales of electronic learning products (ELPs), which faced strong competition from other producers and where we have been undertaking a comprehensive redesign of our product range.

Partly as a result of the shift in orientation, profits nonetheless rebounded. From a loss of US$215.0 million in our 2001 financial year, VTech reported net earnings of US$11.2 million for 2002. This is the result not only of our success in increasing the proportion of higher margin products in our sales, but of reducing our operating costs (excluding restructuring and impairment charges), which are now 38.7% lower than they were in our 2001 financial year. Substantially lower levels of provisions and write-downs also contributed to the improvement, as the restructuring entered its final phase. Finally, a new approach to managing the inventory cut working capital requirements, boosting cash flow.

Significant Improvement in Financial Position

The difficulties we faced in 2001 financial year saw a deterioration of the balance sheet which is now behind us, as strong cash flows have enabled us to reduce debt dramatically to a comfortable level.

Net operating cash in-flow for the year was US$146.8 million. Total interest bearing liabilities as at 31st March 2002 stood at US$95.8 million, down by 61.6% as compared to 2001, while net debt was US$32.5 million down by 83.2%. This gives VTech a total debt to shareholders' funds of 107.2% and an interest cover of 2.7 times.

One of the main contributors to this dramatic improvement to our financial position is the large reduction in stocks and debtors, which fell from US$382.8 million at the end of the last financial year to US$223.3 million at the end of this year. This freeing of cash-flow was the result of much hard work on the part of our telecommunication products business in particular, as it permanently reduced inventory held in our supply chain through tighter management.

Leaner and Smarter Operations

In financial year 2002, telecommunication products remained as VTech's major source of revenue, accounting for 69.8% of the Group turnover at US$670.0 million. In order to drive bottom line growth, we cut production of loss-making models and focused on higher margin products, which saw overall volumes shrink. VTech's share of the US fixed-line telephone market remained dominant. In January 2002, we announced the launch of our 5.8GHz cordless phone model, a technological breakthrough that reaffirms our lead in R&D. This new platform would allow us to build on the success of the 2.4GHz model.

To improve profitability further, the telecommunication products business conducted a radical overhaul in the way it handles inventory, subjecting the entire supply chain to intense — indeed daily — scrutiny. This resulted in a major reduction in inventory held to the equivalent of around one month's sales, as a result of better demand forecasting. As importantly, it has improved relations with the retailers who carry our products through raising reliability of supply.

Moving further in the direction of our customers, we conducted considerable research among the retailers who purchase our products, in an effort to understand their requirements better. This has led us to reorganize our sales and marketing operations in the United States according to a new customer-centric model, with specific teams now closely serving the needs of the 20 leading customers who account for the vast majority of our sales. We are now co-operating with these business partners on sharing point-of-sale data, supply chain management, in-store arrangements and promotional programs. This will benefit sales, costs and product development.

Electronic Learning Products faced a tougher challenge, with turnover down 33.5% over 2001 to US$193.7 million. Although the ELP market continues to grow, as a complement to the personal computer market, VTech has recently faced strong competition in the United States. To counter this pressure, we have made a major commitment to returning to our roots in this market, in which we are the pioneers. Extensive market research we commissioned from the Omnicom Group showed that VTech retained tremendous brand equity in the 6–11 years old category that was severely underutilized. While we remain the world's leader, we had for some years failed to respond to changes in the market. We currently began to re-focus our business back towards this higher margin category, around our original concept of combining education with entertainment. The result has been the exceptionally rapid development, based on sound consumer research, of a new range of products targeting precisely this area, across the spectrum from education to entertainment. We achieved this while at the same time making substantial cost reduction through a streamlining of operations, reducing inventories and reigning in accounts receivable.

In a year when the contract manufacturing industry was severely shaken by a precipitous fall in demand, VTech's contract manufacturing services (CMS) performed extremely well, maintaining profitability on decreased turnover of US$34.3 million. This solid performance testifies to the high regard in which we are held by some of the world's leading brand names and the deep, co-operative relationships we have built with our customers. It also reflects the success of the New Product Introduction program that we put in place during the year, which through close involvement with customers at early design stages shortens the development cycle and reduces outturn cost.

Strengthened Management Team

Changes in personnel, management and the Board have been a significant feature of the developments that have taken place at VTech and that are laying the foundations for a new company. I wish to extend my heartfelt thanks to everyone at the Company for their co-operation during this period.

During the financial year 2002, we reduced total headcount by about 27.4%, making us a much leaner organization with a higher level of efficiency. As importantly, we have added highly experienced talent to senior management. In June 2002, I announced the appointment of Mr. Paddy LAW as the CEO of the Group. Mr. LAW has been with VTech for over 11 years and had been the CFO and COO of the Group. He has been a key person in the restructuring process from which VTech is now emerging and as CEO will continue to drive bottom line growth through streamlining our operations and improving supply chain management. In turn, I as Chairman can devote more time to product development and our strategy for China, which are the Group's future growth drivers. Dividing the CEO from the Chairman's role is also recognized as conducive to good corporate governance.

New CEOs of both the telecommunication products and ELP businesses, with particular expertise in marketing and customer relationship management gained in the United States, are spearheading a comprehensive review of the way VTech approaches its business.

In November 2001, I appointed Mr. Albert LEE as the Deputy Chairman, a newly created position. Mr. LEE has assisted me in driving the strategy for product development and China market.

At the same time, I announced the appointment of four new directors to the Board: Mr. Raymond CH'IEN, Executive Chairman of chinadotcom corporation; Mr. William FUNG, Group Managing Director of Li & Fung Ltd; Mr. Michael TIEN, Chairman of the G2000 Group and Chairman of Kowloon-Canton Railway Corporation; and Mr. Patrick WANG, Chairman and Chief Executive of the Johnson Electric Group. They were brought in to increase the number of independent non-executive directors and give a fresh perspective on our operations and markets. They cover areas of particular relevance to VTech, including technology, marketing, manufacturing, sourcing, logistics and distribution. Six existing directors stepped down, having given much to the Company and continuing to serve in key management roles.

7

Improved Prospects

In a fundamental sense, VTech is back on track, with a healthier balance sheet and a return to profitability.

The restructuring provisions we have taken this year should be the last we will need to make in respect of our restructuring in the wake of the Lucent acquisition. In June 2002, VTech reached a mutually satisfactory settlement with Lucent Technologies Inc. ("Lucent") relating to a dispute arising from the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount to be fully settled in cash by 3rd July 2002.

Demand for our core business areas remains positive and will be met in our 2003 financial year by a new range of AT&T branded premium phones and a completely redesigned range of ELPs. Their immediate appeal and positive research from market testing have gained an exceptional level of acceptance among customers. We have also increased the capacity of our CMS plant in response to the growing demand from our customers. Although component prices may rise as demand in the technology sector picks up, we continue to redesign products and processes to reduce dependence on more expensive components, as well as to cement relationships with key suppliers.

We see opportunities to grow in a number of markets. Acceptance of our products in Europe is high, yet the penetration of our cordless phones is very low when compared to the United States. We are now seeing steady growth in original design manufacturing (ODM) business. Greater China is a region of long-term potential where the cordless phone market is largely in its infancy. I have established a management team to examine the best way to approach these markets and we are exploring partnerships that would provide us with powerful distribution channels.

In this regard, VTech was able in February 2002 to agree to amended terms for its brand license agreement with AT&T. The revised agreement adds Europe and Greater China to the regions where we can use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories for the term of the license. The new agreement also enables VTech, after the initial 10 years term, to potentially extend the license for two additional five years renewal terms provided that certain financial and business performance criteria are achieved. This would greatly increase our ability in the future to capture premium segments of the more than 1.5 billion consumers in the strong markets these new regions comprise.

The agreement represents an important addition to our branding capability, which was embodied this year by the dynamic new corporate identity that pervades this annual report and which forms the basis of new packaging that will begin supporting sales this calendar year. For ELPs, we have committed to increase spending on marketing to target consumers, and will launch an aggressive marketing campaign, designed by the WPP Group.

The use of brand to drive sales, customer loyalty and margins is part of a much more radical reorientation of VTech that is now underway. We have built economies of scale in R&D and manufacturing. We have also, in the past two years, squeezed costs out of our operation to the point where we are highly competitive from an overhead perspective.

Our strategy now is to leverage these strengths through not just a better marketing capability, but by changing our approach to focus on the customer and extract value from the factory, through the supply chain to the point of sale and service.

We will continue to hone down costs, by automating and systematizing the improvements we have made to the management of our supply chain. We are further looking at the supply chain to see where value can be aggregated to VTech.

Through the use of market research, data-sharing and other techniques, we are gaining a close and timely understanding of end-user preferences that will make our product design more market responsive. We intend to build on our improved sales team structure by the creation of a customer relationship management system that enables me and our senior executives to keep informed of key sources of product demand. Experienced consultants are now examining our operations to determine the best approach.

VTech is evolving into a new company. As a number of Asian firms before us, we are preparing to move up the value chain from being an efficient supplier of products to a company actively creating demand for those products. In the process, we aim in coming years to generate more substantial rewards for our shareholders than would otherwise have been possible.

OPERATION REVIEW

Telecommunication Products

Performance Review

Unit volumes and turnover fell markedly during the year, as VTech Telecommunications implemented its plan to cut production of loss-making models and focus on higher margin products. Turnover decreased 18.7% to US$670.0 million. As a result, our profits rebounded sharply from a substantial loss in the 2001 financial year to a significant operating profit in 2002.

The return to profitability also reflects the successful integration of the former Lucent and VTech operations during the second half of the year, resulting in substantially lower write-offs and the emergence of the benefits of the combined operations. During the course of the year our sales support, accounting, and information technology functions were consolidated in our Beaverton, Oregon office while our distribution and returns processing were consolidated in San Antonio, Texas. At the same time, we completed the full and final integration of our US call centers into one unit in St. Louis, Missouri.

The profit rebound is further the result of our efforts to improve our management of the entire supply chain process. During the year, we instituted daily monitoring from forecasting through ordering, production and shipping. The success of this arduous operation reduced average inventory, including units in transit, to the equivalent of one month's sales, and enabled us to avoid significant close out sales of excess inventory.

More strategically, we completed the first stage in our transition from an engineering driven company to one with much greater customer focus. We conducted market research among consumer groups to gain a better understanding of their product desires and establish the perceived brand attributes for VTech and AT&T telephony products. Our two brands, VTech and AT&T, are complementary and focus on different end-user groups at different price points. VTech products are perceived and marketed largely as innovative, vibrant and a good value that appeal to younger and more technology-oriented users, while AT&T products are aimed at those seeking classical design, pleasure in use and recognized quality.

We have incorporated these findings into our ongoing product design, sales and marketing programs. In January 2002, we were the first manufacturer to announce the development and launch of the new 5.8GHz cordless phone platform. This significant breakthrough confirms VTech as the technology leader in cordless telephony and will reap revenue and other benefits in the coming financial year.

Outlook

We remain cautiously optimistic about prospects for the telecommunication products business in the 2003 financial year. Current stability in our sales should continue, although they could be undermined if US consumers were to tighten spending significantly. We also expect competitive price pressure on 900MHz models and rising component prices. VTech will meet these challenges through increased new product development efforts and sales of higher margin products.

We expect to make continued progress in establishing ourselves as a customer driven organization. During the first months of the year, the AT&T and VTech sales teams were integrated and client account teams reorganized to enable them to focus more effectively on the needs of our key accounts. Recognizing that our 20 leading customers represent almost 90% of sales, we created specific teams to manage each key account, ensuring a much higher level of customer service. We intend to reorganize our logistics to align the execution of orders with that of our customers' needs. This will cut costs, improve reliability and help further cement retailer relationships. Additionally, we will share more market information and co-operate more closely on the full range of sales issues including pricing, product display, package design and promotional events in order to forge even closer relationships with our key retail customers.

Looking beyond the United States, we see opportunities to expand elsewhere. In the immediate future, we are targeting increased sales in Europe on an ODM basis. In the longer term, VTech is carefully evaluating opportunities presented by Greater China, in particular the mainland China. VTech, with its manufacturing base long established in mainland China, has potential in this admittedly complex market. A new team headed by the Group Chairman has been established to examine the most appropriate way to develop a China business.

9

Electronic Learning Products

Performance Review

Turnover declined by 33.5% to US$193.7 million in the financial year 2002, and profits were also lower. The growth of competition in the United States in recent years has led to an erosion of VTech's market share and declines in revenue. Even with this decline, however, VTech remains the global leader in electronic learning products, with a total market share of 47.8%. Our goal this year was to revitalize the operation and to lay the foundation for a sustained rebound in revenues and profitability.

We achieved this by a return to the Company's creative roots. VTech was a pioneer in the ELP market when it launched the first electronic learning aid, *Lesson One* in 1980. We then built a highly successful business centered on the concept of combining education and entertainment, targeting children between 6 and 11 years old.

Keen competition from PCs and slow response to market changes during the late 1990s undermined our competitiveness in this age group. VTech responded by expanding into the lower age group categories.

Extensive market research we commissioned from the Omnicom Group in 2001 nonetheless showed that consumers still held the VTech brand and its concept of "learning and fun" in high regard. Accordingly, we took a strategic decision to refocus on the higher-margin 6–11 years old category and to completely redesign our product range to offer a comprehensive array across the entire spectrum from education to entertainment. To do so, we combined our excellent R&D with market research among consumers to develop a completely new range of products that were introduced this year.

At the education spectrum, the *XL Series* caters to children ages 5–11 years old. It uses powerful handheld and notebook devices with a sleek design to teach children key skills needed at school, while at the same time offering music and animation creativity. The devices also allow them to play games, which can be played interactively with other users by using infrared technology. These devices can be connected to personal computers, making them a mobile extension of PCs.

At the entertainment end, the *Learning Adventures Series* disguises learning through non-keyboard based units that teach children age 3 years old and up by using interactive characters in role-playing situations such as workshops. This series applies a unique recognition technology that customizes the learning experience through a series of questions and character reactions.

In the middle of the spectrum, the exceptionally well-received *Voyager Adventure Series* for children age 4–7 years old marks VTech's move back into a product that combines a housing with changeable content. The portable unit with its color touch screen lets children explore topics through a variety of adventures. As the adventures develop, the software responds and adapts to the user's choices providing a personalized experience. Interchangeable software Adventure Packs, sold separately, allow children to use Voyager over and over without getting bored, as they face new challenges in each new adventure.

All of this was achieved in the highly contracted time frame of 12 months and while at the same time streamlining the operation. We made substantial savings in costs through the consolidation of our operations and the introduction of more efficient working practices. We also tightened control of inventory and receivables, improving our working capital position.

Outlook

Our goal now is to raise revenues and profits substantially for the 2003 financial year. The operation is very lean and efficient. The new product range has won an exceptional level of acceptance in Europe and North America as measured by both listings and shelf-space. The attractiveness of the products and the positive market research we were able to give to customers were important factors in this outcome.

As important was the retailers' acknowledgement of VTech's commitment to reestablishing our brand as the undisputed leader in the ELP market. The concrete expression of this commitment in the 2002 financial year was the new corporate identity launch. New packaging, promotions, advertising and public relations supported this initiative. In the financial year 2003, VTech has committed to increasing the amount of money to be spent on marketing to the consumer. This will support a much more innovative, consistent and aggressive marketing campaign designed by the WPP Group.

This building of a new foundation for the business is the first step in a strategy that will greatly expand the scope of our products and move us back into a leadership position. Where traditionally VTech ELPs have focused on addressing overt learning through a keyboard type unit, we plan to develop products that go beyond the traditional curriculum to include other developmental areas that are of interest to parents. These products will be previewed later this year.

Geographically we are also examining ways to extend our market reach. Our marketing success in Europe will be the benchmark as we move forward in regions such as Asia and Latin America. These extensions will be enhanced by the development of additional initiatives in China, our manufacturing base. A team headed by the Group Chairman is now exploring how best to extend our market reach.

Contract Manufacturing Services

Performance Review

Affected by the prevailing market conditions, turnover of contract manufacturing services fell by 27.0% to US$92.8 million. VTech's diversified customer base, however, combined with tight management, left profits stable.

During the financial year, we placed particular emphasis on minimizing potential write-offs that would affect the bottom line. Inventory was kept at low level, while despite the difficulties in the market, accounts receivable was maintained at normal ratios. This testifies to VTech's close relationships with customers, which helped us to forecast demand and production schedules accurately.

These relationships were strengthened through the successful implementation of our New Product Introduction (NPI) program, which puts us at the leading edge of the contract manufacturing business. The aim of NPI is to help the customers we work with shorten their product development cycles and reduce outturn costs.

We are achieving this through dedicated NPI teams that become involved with the design process at an early stage. Through this engagement, our engineers can advise on the design from both production feasibility and component price perspectives, thus reducing the cost of the final product while at the same time enabling the final design to be put into immediate production.

Another initiative that has won praises from a number of customers was our decision to improve the operations from an environmental point of view. Through addressing areas ranging from the handling of disposable materials to control of by-products, our CMS facility in June 2001 received ISO14001 certification.

Outlook

With companies rebuilding inventory from early 2002 and overall economic growth looking more positive, the industry is forecasting a rise of 10% in contract manufacturing orders for the calendar year. Risk to this forecast is instability of the global economy, which may once again influence the demand of contract manufacturing services.

The recovery in orders in 2002 should be followed by a more robust performance thereafter, in line with historical norms, that would see the total contract manufacturing market expand to over US$160 billion by 2005, more than 50% of its present level.

VTech intends at least to mirror this growth in turnover, while maintaining stable margins. Unlike many other top 50 companies in the industry, our strategy is to grow organically rather than by acquisition, in order to compete less on volume than through creating tailored solutions.

To this end, in November 2001, we had a major expansion of our facility in Dongguan, increasing the factory capacity to 337,000 square feet. We also made use of the decline in demand for components in 2001 to negotiate improved terms with suppliers and deepen relationships with them. This should reduce the impact of an eventual rise in component prices as world demand picks up. These developments, together with a continued improvement to our internal supply chains and the NPI program, will help us to achieve our goal of steady top line and bottom line growth, through expanding and diversifying our customer base.

Other Businesses

VTech has in recent years made a small number of investments in businesses outside its three core business areas. These include e-learning and e-business related services. During the course of the restructuring, VTech exited or severely reduced its involvement in these investments, which account for a negligible proportion of both costs and sales. VTech will continue to focus on its core businesses and we do not expect new investment in non-core businesses in the foreseeable future.

FINANCIAL REVIEW

11

Group Results

The consolidated turnover for the year ended 31st March 2002 was US$959.8 million, which represented a drop of 28.1% from that of last year. The decrease was mainly attributable to the Group's strategy to focus on higher margin products in telecommunication products business and strong competition in electronic learning products business.

The gross profit margin for the year improved from 24.1% to 30.1%. The operating results before restructuring and impairment charges for the year was a profit of US$37.0 million which compared to a loss of US$89.7 million in last year. This significant improvement was attributable to substantial reduction in all categories of operating expenses due to cautious control. The Group's profit attributable to shareholders for the year was US$11.2 million as compared to loss attributable to shareholders of US$215.0 million in last year. This resulted from the focus on higher margin products, reduction in operating costs and significant reduction in restructuring and impairment charges in this year.

Earnings per share for the year was US 5.0 cents as compared to a loss per share of US 96.7 cents for last year.

Liquidity and Financial Resources

The Group's financial position has continued to improve. Net cash inflow from operating activities during the year increased by US$186.1 million over last year's US$39.3 million net cash outflow. This was mainly resulted from the reduction in stocks, which fell from US$187.5 million at the end of the last year financial year to US$94.4 million at the end of this year, and reduction in debtors, which fell from US$195.3 million at the end of last year to US$128.9 million at the end of this year. This freeing of cash flow was attributable to the Group's determination to improve its supply chain management and business processes.

Total debts position improved by 61.6% from US$249.6 million at the end of last year to US$95.8 million at the end of this year. Long-term borrowings was improved from US$136.9 million at the end of last year to US$65.2 million at the end of this year. As at 31st March 2002, the ratio of total debts to shareholders' funds improved from 312.0% to 107.2%. Including cash at banks and deposits, the net debt to shareholders' funds improved from 241.8% at the end of last year to 36.4% at the end of this year. A majority of the Group's borrowings are denominated in United States dollars and are on a floating rate basis.

The maturity profile of borrowings is contained as follows.

	2002 *US$ million*	2001 *US$ million*
Borrowings are repayable as follows:		
Within one year	30.6	112.7
Between one and two years	63.2	50.5
Between two and five years	1.0	81.9
In more than five years	1.0	4.5
	95.8	249.6

A small portion of the borrowings is secured against land and buildings, which amounts to approximately US$2.3 million.

With cash on hand and available banking facilities at year ended 31st March 2002, the Group has adequate working capital to meet its future working capital requirements. Approximately 80% of cash and deposits are denominated in United States dollars and 15% are denominated in United Kingdom Sterling and Euro.

Capital Expenditure

During the year, the Group invested US$13.3 million in plant, machinery, equipment and other tangible assets. This was financed primarily from internal resources.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates and interest rates of its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures.

Material Disposals

The sale of the Group's facility in Reynosa, Mexico was completed in August 2001, realizing US$7.9 million. Part of the building in Guadalajara, Mexico was sold at a net proceed of US$11.8 million with the last installment of US$3.1 million received in April 2002. The Group is actively looking for buyers for the remaining part of the building. In addition, the Group entered into agreements to sell two properties in Hong Kong at aggregate proceeds of US$4.7 million. The sales are targeted for completion by September 2002.

Material Legal Proceedings

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount will be fully settled in cash on or before 3rd July 2002.

Employees

As of 31st March 2002, the Group had approximately 14,200 employees. The Company has established incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the audited financial statements.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period under review except that certain independent non-executive directors of the Company are not appointed for a specific term.

BOOK CLOSE FOR ANNUAL GENERAL MEETING

The Registers of Members of the Company will be closed from 2nd August 2002 to 9th August 2002, both days inclusive, to ascertain shareholder's rights for the purpose of attending and voting at the forthcoming Annual general Meeting of the Company. During which period, no transfer of shares of the Company will be registered.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of the Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 26th June 2002